GLOBAL CONSUMER ACQUISITION CORP.
1370 Avenue of the Americas, 28th Floor
New York, New York 10019
September 17, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

re:	Global Consumer Acquisition Corp. Registration Statement on Form S-4 (the “Registration Statement”)
Dear Mr. Reynolds:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Global Consumer Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:00 p.m. Eastern Time on September 18, 2009, or as soon thereafter as practicable.
     The Company acknowledges that:
     (a) should the United States Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
     (b) the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement;
     (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GLOBAL CONSUMER ACQUISITION CORP.
By:	/s/ Jason N. Ader
Jason N. Ader
Chief Executive Officer